Willkie Farr & Gallagher llp
787 Seventh Avenue
New York, NY 10019-6099

January 18, 2012

Mail Stop 3010

VIA EDGAR AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
   Attn: Mr. Michael McTiernan
             Assistant Director

Re:	Tidewater Futures Fund L.P. (the “Partnership”) Form 10-K for the year ended December 31, 2010 (the “Form 10-K”) Filed on March 31, 2011 File No. 000-52604
Ladies and Gentlemen:

On behalf of this firm’s client, Ceres Managed Futures LLC, the general partner of the Partnership (the “General Partner”), I am submitting this letter in response to the Securities and Exchange Commission (the “Commission”) staff’s (the “Staff”) comment letter dated December 16, 2011 (the “Letter”) to Brian Centner, Chief Financial Officer of the General Partner.  The following responses are numbered to correspond to the numbering of the Letter.  For your convenience, the Staff’s comments are indicated in italics, followed by the General Partner’s response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Part I., page 1

Item 1. Business, page 1

1.
Please provide us an explanation of the changes in the company’s leverage levels in the second half of 2010.  We may have further comment.  In future periodic Exchange Act reports, please quantify your reference to “customary leverage” used by the program and provide a detailed explanation of an [sic] material trends in company leverage.

References to leverage in the context of commodity pools does not refer to borrowing.  As stated in Item 7 of the Form 10-K, the Partnership’s trading policies prohibit the Partnership from utilizing borrowing except in very narrow circumstances.  Such circumstances have never existed and the Partnership has never engaged in any borrowing.

Mr. Michael McTiernan
January 18, 2012

In the context of futures trading, “leverage” refers to the low “margin” required to maintain a futures contract position.  In order to secure a futures contract position, a customer is required to make a “margin” deposit with a commodity broker.  A “margin” deposit is a good faith deposit equal to a fraction of the notional or face value of the contract being traded.  Margin requirements for futures trading may in some cases be as little as 2% of the face value of the contract.  Therefore, the notional value of futures contracts held in an account may be several times the value of such account.

Chesapeake Capital Corporation (the “Advisor”) trades its Diversified 2XL Program on behalf of the Partnership.  As used in the Form 10-K, the term “customary leverage” refers to the typical trading level used by the Advisor to determine the number of futures contracts to be entered into on behalf of the Partnership at any given account size pursuant to the Diversified 2XL Program.  “Customary leverage” for the Diversified 2XL Program is two times the leverage employed on behalf of a similarly sized account that is traded pursuant to the Advisor’s Diversified Program (i.e., the Advisor will typically establish twice as many futures contracts for a Diversified 2XL account as for a similarly sized account traded pursuant to the Diversified Program).  The General Partner has determined to include a similar explanation of “customary leverage” in future Exchange Act reports, as appropriate.

Both losses and gains are magnified when the level of leverage (i.e., the number of futures contracts established for a given account size) is increased.  The commodity markets were volatile in 2010 causing the Partnership to experience trading losses.  The Advisor and the General Partner reduced the level of leverage employed by the Diversified 2XL Program in order to reduce the Partnership’s exposure to such market conditions.  As the market appeared to stabilize in the latter part of 2010, the Advisor and the General Partner agreed to increase the leverage employed on behalf of the Partnership, but such leverage remained below 100% of the customary level of leverage employed by the Advisor given the size of the Partnership.  The General Partner will include an explanation of any material changes in the leverage levels employed on behalf of the Partnership in future Exchange Act reports, as appropriate.

*  *  *  *

A copy of the Partnership’s “Tandy” letter is included with the filing.  Should you have any questions, please do not hesitate to contact the undersigned at (212) 728-8509.

Very truly yours,

/s/ Lisa J. Eskenazi

Lisa J. Eskenazi

cc:	Brian Centner
Todd Hand
Rita M. Molesworth
Gabriel Acri

Ceres Managed Futures LLC
522 Fifth Avenue – 14th Floor
New York, New York 10036

January 18, 2012

Mail Stop 3010

VIA EDGAR AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
   Attn: Mr. Michael McTiernan
             Assistant Director

Re:	Tidewater Futures Fund L.P. (the “Partnership”) Form 10-K for the year ended December 31, 2010 Filed on March 31, 2011 File No. 000-52604
Ladies and Gentlemen:

Pursuant to your comment letter dated December 16, 2011, the Partnership acknowledges that:

•	the adequacy and accuracy of the disclosure in its 2010 Form 10-K are the responsibility of the Partnership;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Partnership’s 2010 Form 10-K; and

•	the Partnership represents that it will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*  *  *  *

Please feel free to call the undersigned at 212-296-1290 with any questions.

Very truly yours,

    /s/ Brian Centner

Brian Centner

Chief Financial Officer

cc:	Rita M. Molesworth
Todd Hand
Lisa J. Eskenazi
Gabriel Acri